Exhibit 4.2

DESCRIPTION OF SECURITIES

The following sets forth a summary of the material terms of DocGo Inc.’s (“DocGo”) securities, including certain provisions of the Delaware General Corporation Law (as the same exists or may hereafter be amended (the “DGCL”)), the Second Amended and Restated Certificate of Incorporation of DocGo (the “Charter”) and the Amended and Restated Bylaws of DocGo (the “Bylaws”). This summary is not intended to be a complete summary of the rights and preferences of such securities and is qualified entirely by reference to the Charter and Bylaws. You should refer to DocGo’s Charter and Bylaws, which are incorporated by reference to DocGo’s Annual Report on Form 10-K, for a complete description of the rights and preferences of DocGo’s securities. The summary below is also qualified by reference to the provisions of the DGCL, as applicable.

Capital Stock

The Charter authorizes the issuance of 550,000,000 shares of capital stock, consisting of (i) 500,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”), and (ii) 50,000,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

The Charter provides that DocGo has one class of common stock, Common Stock, par value $0.0001 per share.

Preferred Stock

The Charter provides that shares of preferred stock may be issued from time to time in one or more series. The Board of Directors of DocGo (the “Board”) is authorized to fix the voting rights, if any, designations, powers, preferences and relative participating, optional, special and other rights, if any, and any qualifications, limitations and restrictions thereof, applicable to the shares of each series of preferred stock. The Board is able, without stockholder approval, to issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of Common Stock and could have anti-takeover effects. The ability of the Board to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of DocGo or the removal of existing management. DocGo has no preferred stock outstanding as of the date hereof. Although DocGo does not currently intend to issue any shares of preferred stock, DocGo cannot assure you that it will not do so in the future.

Dividends

Under the Charter, holders of Common Stock are entitled to receive ratable dividends, if any, as may be declared from time-to-time by DocGo’s Board out of legally available assets or funds. DocGo has no current plans to pay cash dividends on Common Stock for the foreseeable future.

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, under the Charter, the holders of Common Stock will possess all of the voting power for the election of DocGo’s directors and all other matters requiring stockholder action and are entitled to one vote per share on matters to be voted on by stockholders. Subject to certain limited exceptions, the holders of Common Stock shall at all times vote together, as one class, on all matters submitted to a vote of the holders of Common Stock under the Charter.

Preemptive or Other Rights

The Charter does not provide for any preemptive or other similar rights.

Conflicts of Interest; Corporate Opportunity

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors, or stockholders. The Charter provides that, to the maximum extent allowed by law, the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to DocGo or any of its officers or directors, or any of their respective affiliates, in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date of the Charter or in the future, and further provides that DocGo will renounce any expectancy that any of the directors or officers of DocGo will offer any such corporate opportunity of which he or she may become aware to DocGo, except the doctrine of corporate opportunity shall apply with respect to any of the directors or officers of DocGo.

Limitations on Liability and Indemnification of Officers and Directors

The Charter provides that, to the fullest extent permitted by the DGCL, as the same exists or may hereafter be amended, no director of DocGo shall be personally liable to DocGo or its stockholders for monetary damages for breach of fiduciary duty as a director. The Bylaws also provide that no director or officer of DocGo shall be personally liable to DocGo or to any stockholder of DocGo for monetary damages for breach of fiduciary duty as a director or officer, but does not limit liability: (i) for any breach of the director’s or the officer’s duty of loyalty to DocGo or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director or officer derived an improper personal benefit.  DocGo has entered into indemnification agreements with its directors and officers. The Charter requires DocGo to maintain directors’ and officers’ liability insurance coverage of at least $5,000,000 per occurrence, to the fullest extent permitted by law covering, among other things, violations of federal or state securities laws.

These provisions may discourage current or future stockholders from bringing a lawsuit against DocGo’s directors for a breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit DocGo or its stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent DocGo pays the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.

DocGo believes that these provisions, the directors’ and officers’ liability insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Certain Anti-Takeover Provisions of the DGCL, DocGo’s Charter and the Bylaws

The Charter, Bylaws and DGCL contain provisions as summarized in the following paragraphs that are intended to enhance the likelihood of continuity and stability in the composition of DocGo’s Board. These provisions are intended to avoid costly takeover battles, reduce DocGo’s vulnerability to a hostile change of control, and enhance the ability of DocGo’s Board to maximize stockholder value in connection with any unsolicited offer to acquire DocGo. However, these provisions may have an anti-takeover effect and may delay, deter, or prevent a merger or acquisition of DocGo by means of a tender offer, a proxy contest or other takeover attempt that stockholders might consider to be in their best interests, including those attempts that might result in a premium over the prevailing market price for the shares of Common Stock held by stockholders.

Forum Selection Clause

The Charter provides that unless DocGo selects or consents, in writing, to the selection of an alternative forum: (a) the sole and exclusive forum for any complaint asserting any internal corporate claims (as defined below), to the fullest extent permitted by law, and subject to applicable jurisdictional requirements, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have, or declines to accept, jurisdiction, another state court or a federal court located within the State of Delaware); and (b) the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, to the fullest extent permitted by law, shall be the federal district courts of the United States; however, this provision will not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. For purposes of this provision, “internal corporate claims” means claims, including claims in the right of DocGo that are based upon a violation of a duty by a current or former director, officer, employee or stockholder in such capacity, or as to which the DGCL confers jurisdiction upon the Court of Chancery.

Advance Notice of Director Nominations and New Business

The Bylaws state that in order for a stockholder to propose nominations of candidates to be elected as directors or any other proper business to be considered by stockholders at an annual meeting of stockholders, such stockholder must, among other things, provide notice thereof in writing to the Secretary at DocGo’s principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting (provided however that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, or if no annual meeting was held the preceding year, notice must be delivered no earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the date on which public announcement of such meeting is first made by DocGo). Such notice must contain, among other things, certain information about the stockholder giving the notice (and the beneficial owner, if any, on whose behalf the nomination or proposal is made as well as certain control persons) and certain information about any nominee or other proposed business.

No Cumulative Voting

The DGCL provides that a stockholder’s right to vote cumulatively in the election of directors does not exist unless the certificate of incorporation specifically provides otherwise. DocGo’s Charter does not provide for cumulative voting.

Classified Board of Directors

The Charter provides that the Board shall be divided into three classes of directors, designated Class I, Class II and Class III, and with the directors serving three-year terms. As a result, approximately one-third of DocGo’s Board is elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of DocGo’s Board. DocGo’s Charter and Bylaws provide that the number of directors on the Board shall be fixed solely by resolution adopted from time to time by the Board by a majority of the directors then in office.

Removal of Directors; Vacancies

DocGo’s Charter provides that directors may be removed only for cause and only upon the affirmative vote of holders of 66 2/3% of the voting power of the stock outstanding and entitled to vote thereon. In addition, DocGo’s Charter provides that any newly-created directorships and any vacancies on the Board shall be filled only by the affirmative vote of the majority of the remaining directors then in office. Therefore, stockholders are not able to elect new directors to fill any resulting vacancies that may be created as a result of any such removal of directors or as a result of a vacancy resulting from a director’s death, resignation, retirement or disqualification.

Supermajority Vote Requirement to Amend the Bylaws and Certificate of Incorporation

The affirmative vote of at least 66 2/3% of the voting power of the stock outstanding and entitled to vote thereon, voting as a single class, is required for stockholders to adopt, amend or repeal (i) the Bylaws and (ii) Section 5.2 of Article V, Article VI, Article VIII, Article IX, Article X or Article XI of the Charter. The Board is expressly authorized to adopt, amend or repeal the Bylaws.

Stockholder Action by Written Consent

The DGCL permits any action required to be taken at any annual or special meeting of the stockholders to be taken without a meeting, without prior notice and without a vote if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of stock entitled to vote thereon were present and voted, unless the certificate of incorporation provides otherwise. DocGo’s Charter precludes stockholder action by written consent in lieu of a meeting of stockholders.

Special Meetings

The Charter provides that a special meeting of the stockholders of DocGo may be called at any time only by the Board. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting by or at the direction of the Board.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the DGCL, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly-held Delaware corporation for three years following the date these persons became interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Board.

Listing of Securities

DocGo’s Common Stock is listed on the Nasdaq Stock Market under the symbol “DCGO.”

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